February 18, 2026

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:     Suying Li

Re:     Krispy Kreme, Inc.
Form 10-K for Fiscal Year Ended December 29, 2024
File No. 001-40573

On behalf of Krispy Kreme, Inc. (the “Company”), I am providing the responses below to the comments conveyed in the letter dated December 11, 2025 from the staff of the Division of Corporation Finance (the “Staff”). The text of the Staff’s comments are set forth below in bold, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 29, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 40

1.Please expand your footnote (2) on page 42 to quantify the components included in the adjustment for strategic initiatives for all periods presented.

In response to the Staff’s comment, the Company intends to include disclosure in its future applicable filings that quantify the components included in the adjustment for strategic initiatives to the extent material to the adjustment. The following disclosure is included for illustrative purposes for fiscal years ended December 29, 2024 and December 31, 2023, which are the comparative periods to be presented in the Company’s next Annual Report on Form 10-K (with additions marked in bold underline):

Fiscal 2024 consists primarily of costs associated with the divestiture of the Insomnia Cookies business of $8.2 million, preparing for the McDonald’s U.S. expansion of $7.3 million, and global transformation of $4 million. Fiscal 2023 consists primarily of costs associated with global transformation of $5.9 million and U.S. initiatives such as the decision to exit the Branded Sweet Treats business, including property, plant and equipment impairments, inventory write-offs, employee severance, and other related costs of $17.8 million.

2.Please quantify the components included in your tax specific adjustments and tell us your purpose for including these adjustments in your non-GAAP measure presentation. Please explain why these adjustments do not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and set forth below is a discussion of the Company’s purpose for including the tax specific adjustments in our non-GAAP measure presentation. In the future, the Company will quantify the significant components of tax specific adjustments that have multiple components to the extent material to the adjustment, as illustrated at the end of this response for fiscal years ended December 29, 2024 (“fiscal 2024”) and December 31, 2023 (“fiscal 2023”) (with additions marked in bold underline), which are the comparative periods to be presented in the Company’s next Annual Report on Form 10-K.

Our tax specific adjustments for fiscal 2024 and fiscal 2023 include the following components: recognition of previously unrecognized tax benefits unrelated to ongoing operations, discrete tax benefits and/or deferred tax liabilities that are unrelated to ongoing operations, the release of valuation allowances associated with the divestiture of Insomnia Cookies, and the effect of various tax law changes on existing temporary differences which were not paid in cash and were adjusted during a given period due to the one-off nature of such tax law changes.

The Company excludes these components because they are not reflective of the Company’s underlying business performance and the ordinary course of the Company’s operations. The Company believes that adjusting for these items provides users of our financial statements with a more reasonable indication of ongoing and normal income tax expense and enhances the comparability of the Company’s financial results across periods. Therefore, and given the nature to which these items relate, the Company believes that these items do not result in a non-GAAP financial measure that is misleading and do not substitute individually tailored recognition and measurement methods. The following disclosure is included for illustrative purposes for fiscal years ended December 29, 2024 and December 31, 2023, which are the comparative periods to be presented in the Company’s next Annual Report on Form 10-K:

Fiscal 2024 consists of the recognition of previously unrecognized tax benefits unrelated to ongoing operations of $0.3 million, a discrete tax benefit unrelated to ongoing operations of $0.5 million, the release of valuation allowances associated with the divestiture of Insomnia Cookies of $2.9 million, and the effect of various tax law changes on existing temporary differences of $0.3 million. Fiscal 2023 consists of the recognition of a previously unrecognized tax benefit unrelated to ongoing operations of $2.3 million, the effect of tax law changes on existing temporary differences of $0.1 million, and a discrete tax benefit unrelated to ongoing operations of $1.0 million.

Results of Operations by Segment - Fiscal Year ended December 29, 2024 compared to the Fiscal Year ended December 31, 2023, page 48

3.Segment Adjusted EBIT (rather than segment Adjusted EBITDA) appears to be your primary measure of segment profitability under ASC 280. Please discuss with quantification the business reasons for changes between periods in each segment's Adjusted EBIT shown in Note 19 of your financial statements. Also discuss with quantification the business reasons for changes between periods in Total Corporate Expenses within Adjusted EBIT.

In response to the Staff’s comment, the Company intends to include disclosure in its future applicable filings to include both the quantification and business reasons of the material changes in each Segment’s Adjusted EBIT for the periods presented in addition to the discussion of the material changes in each segment’s Adjusted EBITDA for such periods that is currently presented. The Company will also include quantification and the business reasons for material changes in periods in Total Corporate Expenses within Adjusted EBIT and Adjusted EBITDA.

4.Your segment adjusted EBITDA amounts appear to be non-GAAP measures. Please revise to provide the disclosures required in Item 10(e) of Regulation S-K for each segment non-GAAP measure.

In response to the Staff’s comment, the Company intends to include in its future applicable filings the disclosures required by Item 10(e) of Regulation S-K for each segment’s Adjusted EBITDA, including a reconciliation provided to Adjusted EBIT which is the measure presented in conformity with Accounting Standards Codification 280 required to be disclosed in accordance with GAAP.

Consolidated Financial Statements
Note 19 - Segment Reporting, page 104

5.Please describe the adjustments applied on your significant segment expenses for each reportable segment. Please disclose in greater detail with quantification the specific types of material amounts included in Total Corporate Expenses within Adjusted EBIT under your corporate reconciling line item. Refer to ASC 280-10-50-29(b) and 50-31.

In response to the Staff’s comment, the Company intends to include in its future applicable filings a description of the types of adjustments applied to our significant segment expenses for each reportable segment. Additionally, the Company will disclose in greater detail with quantification the specific types of material amounts included in Total Corporate Expenses within Adjusted EBIT in an appropriate manner taking into consideration the nature and quantity of such amounts.

Please contact me at rduvivier@krispykreme.com if you have any questions or additional comments.

Sincerely,

/s/ Raphael Duvivier

Raphael Duvivier
Chief Financial Officer
Krispy Kreme, Inc.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP